UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

(Commission File No. 001-36221)

Kofax Limited

(Translation of registrant’s name into English)

Kofax Limited

15211 Laguna Canyon Road

Irvine, CA 92618-3146

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):  ☐

Other Events

On July 3, 2014 Kofax Limited issued a regulatory announcement reporting that the total number of common shares in issue as of June 30, 2014 is 97,207,594. And further that 5,068,374 common shares are held in treasury such that 92,139,220 common shares should be used as the denominator in calculations to determine if shareholders are required to notify their interest in, or a change in their interest in, the Company.

Exhibits

99.1	Regulatory Announcement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KOFAX LIMITED
(Registrant)

By:	/s/ James Arnold, Jr.
Name:	James Arnold, Jr.
Title:	Chief Financial Officer

Date: July 3, 2014

EXHIBIT INDEX

Exhibit	Description

99.1	Regulatory Announcement